Exactech, Inc.

2320 NW 66th Court

Gainesville, FL 32653

352-377-1140

August 2, 2016

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, NE
Washington, D.C. 20549

Attention:Michael Fay

Kate Tillan

Tom Jones

Tim Buchmiller

Martin James

Re:Exactech, Inc.

File No. 000-28240

Comment Letter Dated July 25, 2016

Ladies and Gentlemen:

This letter is in regard to the above referenced comment letter (the “Comment Letter”), addressed to Mr. Joel C. Phillips, Chief Financial Officer of Exactech, Inc. (the “Company”).  On behalf of the Company, I confirm receipt of the Comment Letter.  In addition, per the telephonic conversation between the Company’s outside counsel, Drew M. Altman of Greenberg Traurig, P.A., and Tom Jones of the Staff of the Securities and Exchange Commission, held on August 1, 2016, I confirm that the Company will provide its response to the Comment Letter no later than August 22, 2016.

If you or any other member of the Staff should have any further comments or questions regarding this letter, please feel free to contact the undersigned by phone at (352) 377-1140 or, alternatively, at the Company’s address contained in the Comment Letter.

Very truly yours, /s/ Joel C. Phillips Joel C. Phillips Chief Financial Officer